1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M. Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

November 29, 2022

VIA EDGAR

Ms. Mindy Rotter

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tekla World Healthcare Fund (the “Registrant”) File Nos. 333-267555; 811-23037

Dear Ms. Rotter:

We are writing in response to the comment of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff with respect to your review of pre-effective amendment no. 1 of the registration statement on Form N-2 filed with the SEC under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on November 10, 2022 (the “Registration Statement”) on behalf of the Registrant, a closed-end investment company. The SEC staff’s accounting comments were conveyed via a telephone conversation between Ms. Rotter and Logan Dalton of Dechert LLP on November 22, 2022. The Registrant has considered your comment and has authorized us to make the response and changes discussed below to the Registration Statement on its behalf. We have reproduced your comment below, followed by our response. Changes to the Registration Statement noted below will be included in a Form 424 filing that will be filed with the SEC to incorporate the correction discussed below. Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.

1.	Comment: The fees presented in the fee table do not total to the amount presented (1.91%). The hypothetical expense amount presented are based upon the total fees of 1.91%. Please confirm in correspondence the following: (a) the total annual expenses are intended to be 1.91% and (b) the fee table will be corrected in a Form 424 filing as soon as possible to reflect the corrected amounts. In addition, please provide the corrected fee table in the correspondence response and explain the increase in the expense components.

Response: The Registrant confirms that the total expenses in the fee table are intended to be 1.91% and the fee table will be corrected in a Form 424 filing to reflect the corrected amounts.

Ms. Mindy Rotter November 29, 2022 Page 2

The corrected fee table and the corresponding table of hypothetical expense examples that will be included in the 424 filing under the section entitled “Trust Expenses” on page 8 of the prospectus are included below. Expenses increased due to presenting twelve months versus 9 months of expenses and increases in interest rates.

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TRUST EXPENSES

The following table is intended to assist investors in understanding the fees and expenses (annualized) that an investor in Shares would bear, directly or indirectly. The table is based on the capital structure of the Trust as of September 30, 2022.

The table shows Trust expenses as a percentage of net assets attributable to the Shares. The following table should not be considered a representation of the Trust’s future expenses. Actual expenses may be greater or less than those shown below.

Fees and Expenses

Shareholder Transaction Expenses ( as a percentage of Subscription Price)
Sales Load	—%
Expenses Borne by Shareholders of the Trust	—%
Dividend Reinvestment and Stock Repurchase Plan Fees	None (1)

Annual Expenses (as a percentage of average net assets attributable to Shares) (1)
Management Fee (2)	1.23%
Interest Payments on Borrowed Funds	0.38%
Other Expenses (3)	0.30%
Total Annual Expenses	1.91%

(1)	The expenses of administering the Trust’s Dividend Reinvestment and Stock Purchase Plan are included in “Other Expenses.” You will pay brokerage charges if you direct your broker or the plan agent to sell your Shares that you acquired pursuant to the Trust’s Dividend Reinvestment and Stock Purchase Plan. You may also pay a pro rata share of brokerage commissions incurred in connection with open-market purchases pursuant to the Trust’s Dividend Reinvestment and Stock Purchase Plan. See “Dividend Reinvestment and Stock Purchase Plan.”

(2)	The management fee is charged as a percentage of the Trust’s average daily Managed Assets, as opposed to net assets. If leverage is used, Managed Assets will be greater in amount than net assets, because Managed Assets includes borrowings for investment purposes.

(3)	“Other Expenses” for the current fiscal year.

Ms. Mindy Rotter November 29, 2022 Page 3

Hypothetical Example

The following hypothetical example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in Shares of the Trust. These amounts are based upon payment by the Trust of investment advisory fees and other expenses at the levels set forth in the table above.

You would directly or indirectly pay the following expenses on a $1,000 investment in the Trust, assuming (i) all dividends and other distributions are reinvested at NAV per Share, (ii) the market price at the time of investment was equal to the NAV per share, (iii) the percentage amounts listed under Annual Expenses above remain the same in the years shown, and (iv) a 5% annual return:

1 Year	3 Years	5 Years	10 Years
$19	$60	$103	$223

See “Financial Highlights” for the Trust’s actual ratio of expenses to average net assets for the fiscal year ended September 30, 2021 and for the six-month period ended March 31, 2022.

The purpose of the table above is to assist you in understanding the various cost and expenses that you will bear directly or indirectly as an investor in the Trust. For more information on the management fees paid by the Trust, see “The Trust—Compensation of Investment Adviser.”

The purpose of the table above is to assist you in understanding the various costs and expenses that you will bear directly or indirectly as an investor in the Trust. For more information regarding the management fees paid by the Trust, refer to the section of this Prospectus entitled “Management of the Trust—Investment Adviser.”

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/Allison M. Fumai
Allison M. Fumai